EXHIBIT 20

                       Press Release dated April 11, 1997


PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:
Charles R. Drummond, Chairman and CEO
(714) 754-5800

                       GOLDEN PHARMACEUTICALS, INC. (GPHI)
                ANNOUNCES THE SALE OF ITS IODINE-123 BUSINESS TO
                          SYNCOR PHARMACEUTICALS, INC.

         Golden, Colorado, -- April 11, 1997 -- Golden Pharmaceuticals, Inc. (the "Company") (OTC Bulletin Board: GPHI), announced today the sale of the assets related to its Iodine-123 ("I-123") business to Syncor Pharmaceuticals, Inc., a wholly owned subsidiary of Syncor International Corporation. Included in the sale is the New Drug Application for I-123 capsules, the building that contains the manufacturing facility for the I-123 capsules and all of the equipment related to the I-123 business.

         Mr. Drummond, Chairman and Chief Executive Officer stated "The proceeds from the sale of the I-123 business will be used to pay down existing bank debt and to allow the Company to expand its operations and presence in other sectors of the health care market. The Company has experienced substantial revenue growth over the past year as a result of the expansion of Quality Care Pharmaceuticals, Inc. ("QCP") and Rx Direct, LLC.

         Mr. Drummond stated "Rx Direct has successfully completed the first phase of its start up. Operations are functioning well and the company is well staged for the expanded marketing efforts currently underway. In the last six months, agreements have been reached to provide mail order services to several residential care organizations, a major California licensed certified hospice program and one of the nation's largest weight control organizations. Further, mail order prescriptions generated in cooperation with QCP continue to expand.

     The Company also announced today the appointment of Robert W. Bogle as Chief Operating Officer of QCP. Mr. Bogle was previously Senior Vice President - Operations for a large consumer products firm. As Senior Vice President, Mr. Bogle reported to the Chief Executive Officer and was responsible for P&L activities for manufacturing, logistics and wholesaling activities generating $300 million per year in sales. Mr. Bogle had responsibility for 1,900 employees and overseeing all stores in 28 regions nationwide, 4 distribution centers and two large manufacturing facilities.

     Mr. Drummond stated "We are extremely happy to have an executive of the caliber of Mr. Bogle join QCP. QCP is our fastest growing subsidiary and has substantial future growth potential. We think Bob will be a key ingredient in helping QCP implement its business plan."


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         With the consummation of the transaction, the Company will be primarily engaged in the repackaging and distribution of a broad range of pharmaceuticals products as well as the development of related computerized adjudication systems and the manufacture of selected nutritional products.